Exhibit 3

FOR IMMEDIATE RELEASE	22 SEPTEMBER 2014

WPP PLC (“WPP”)

WPP invests technology plus $25 million for a significant stake in independent ad tech company AppNexus

WPP, the world’s leading communications services group, announces that it has agreed to inject the industry’s second-largest publisher ad server platform (formerly part of Xaxis, its wholly-owned global programmatic media and technology platform) and invest US$25 million in AppNexus, to enhance AppNexus’ position as the world’s largest independent ad technology provider.

AppNexus has net revenues that are significantly above US$100 million and is currently valued at US$1.2 billion. The company employs nearly 600 people and is based in New York with 10 offices around the world. It was founded in 2007. AppNexus’ platform allows real time buying and selling of digital advertising for marketers, publishers and content providers and media investment management companies, including Xaxis and its parent GroupM, the WPP-owned media investment management company that oversees US$105 billion in client billings, according to RECMA. AppNexus currently delivers more than 30 billion ad impressions per day and forecasts that annual spending across its platform will exceed US$2 billion in 2014.

Xaxis is contributing its “Xaxis For Publishers” (XFP) business to AppNexus (formerly Open Adstream). The technology was one of several acquired by WPP as part of the 24/7 Real Media acquisition and is the second largest publisher ad server platform in the world. The staff of XFP will join AppNexus, where they will add even greater value to AppNexus’ strategy. This deal enables Xaxis to focus development resources on its core data technology and media products, while more closely aligning with a strong, independent ad serving partner. Xaxis will continue to develop its own robust proprietary platform including its Turbine DMP, analytics suite, and reporting and optimization technology.

The investment continues WPP’s strategy of investing in fast-growing sectors such as ad technology and programmatic media buying. By taking a greater stake in AppNexus, WPP further cements its leadership position in ad tech and programmatic targeting and supports an independent ad tech ecosystem that is of more value to clients than the “walled garden” solutions offered by AppNexus’ competitors, the largest of which are also media companies.

WPP’s digital revenues (including associates) were well over US$6 billion in 2013, amounting to approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. Xaxis, the world’s largest programmatic media platform directs more than US$750 million of audience-targeted media buys across 33 markets in North America, Europe, Asia Pacific and Latin America

and manages over two trillion impressions annually. On the basis of current market valuations, Xaxis would be worth over US$4 billion on its own, in comparison to WPP’s own market capitalization of US$27.5 billion.

WPP is a leader in the application of technology to marketing. In 2007 WPP was the first company in the sector to invest in applied technology with the acquisition of 24/7 Real Media, which was to become the base on which Xaxis was built. Its other companies, like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (ecommerce agencies), and Hogarth (digital production technology) are all applying technology to marketing to help clients transact and build relationships with their customers. It also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile and advertising technology companies such as eCommera, DOMO, Percolate, Say Media. Previously it was an investor in Buddy Media, Jumptap and Omniture.

The transaction is subject to regulatory approval and customary closing conditions, and is expected to close by year end.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239